Exhibit 99.1

Jeffs’ Brands: Fort Amazon’s Revenues increased by 55% to $2.125 million in the First Quarter of 2024

Tel Aviv, Israel, May 16, 2024 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced preliminary unaudited financial results for Fort Products Ltd. (“Fort”), its wholly owned subsidiary, on its revenue for sales on Amazon Marketplace, according to the data received from the Amazon seller central. The following results are for the first quarter of 2024, starting on January 1, 2024, and ending on March 31, 2024 (the “Period”).

Fort’s Amazon generated revenues for the Period, amounted to approximately $2.125 million (£1.7 million), representing an increase of 55% compared $1.375 million (£1.1 million) at the same period of 2023. Profit for the Period, attributed directly to Fort’s Amazon sales, amounted to $266 thousands (£213 thousand), compared to $129 thousands (£103 thousand) in the first quarter of 2023, an increase of 106.6%.

Victor Hakmon, CEO of Jeffs’ Brands said “We are encouraged by the impressive results of Fort. The impressive increase in revenue and profitability shows that the acquisition we made about a year ago was a success. We brought our capabilities and experience in online sales, with a focus on the Amazon marketplace, to the growing pest control market, and the reputation of the Fort brand, which turned out to be a game changer.”

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when discussing preliminary unaudited financial results of Fort.  Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2024 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com